EXHIBIT 11.1

                            TOWER SEMICONDUCTOR LTD.
                                 CODE OF ETHICS





The policies in this document apply to Tower Semiconductor Ltd. and Tower Semiconductor Inc., with respect to all businesses, countries and regions (the "Company").

The Company's managers are expected to lead according to the Company's standards of ethical conduct, in both words and actions. Managers are responsible for promoting open and honest two-way communications. Managers must be positive activists and role models who show respect and consideration for each of the Company's associates.

Any questions or concerns about the understanding and implementation of this document, as well as illegal or unethical acts, should be addressed to the Company's Compliance Officer or Legal Department.

Any violations of this Code may result in disciplinary action, up to and including immediate termination of employment.

1.   COMPLIANCE WITH APPLICABLE LAWS

All employees, officers and directors of the Company ("Employees") should comply with all of the laws, rules and regulations of the U.S., Israel and other countries, and the states, counties, cities and other jurisdictions applicable to the Company or its business.

The Company has designated a Compliance Officer to administer this Code, as specified in Annex A to this Code. Employees may, at their discretion, make any report or complaint provided for in this Code to the Compliance Officer. The Compliance Officer will refer complaints submitted, as appropriate, to the Board of Directors or an appropriate Committee of the Board.

2.   CONFLICT OF INTERESTS

All Employees should strive to avoid any actual or apparent conflicts of interest with regard to the Company's interests.

The Company acknowledges and values Employees' right and will to engage in activities other than the Company's business and activities, so long as such activities do not create a conflict of interest and do not interfere with the Employee's responsibility to the Company or the Employee's efficiency in performing his job.

A "conflict of interest" may exist whenever an individual's private interests conflict in any way, or even appear to conflict, with the interests of the Company. A conflict situation can arise when an Employee takes actions or has interests that may make it difficult to perform his or her Company work objectively. Conflicts of interest may also arise when an Employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party.

                            TOWER SEMICONDUCTOR LTD.
                                 CODE OF ETHICS

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Following are examples of situations which should be avoided:

     2.1. An Employee engaging in another job which interferes with his or her efficiency or the performance of his or her tasks in the Company.

     2.2. The provision of services of any kind by an Employee to one or more of the Company's customers, competitors, suppliers or service providers.

Although it is not always possible to avoid conflicts of interest, it is the Company's policy to minimize such conflicts when possible. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Compliance Officer or Legal Department.

Any Employee who becomes aware of a conflict or potential conflict should bring it to the attention of the Compliance Officer who can take the necessary actions and provide guidelines for future behavior.

3.   GIFTS AND BUSINESS AMENITIES

The following are the Company's general guidelines on giving and receiving gifts and business amenities. Under these guidelines, senior management may also approve giving or receiving higher value gifts and business amenities, provided the gifts and business amenities are not prohibited by law or known customer business practice.

Employees may give or accept customary business amenities, such as meals and entertainment, provided the expenses involved are kept at a reasonable level and are not prohibited by law or known customer business practice.

Neither Employees nor any member of their families may solicit or accept from a supplier or customer money or a gift that could influence or could reasonably give the appearance of influencing the Company's business relationship with that supplier or customer. However, Employees may accept a gift of nominal value, such as small promotional items bearing another company's name, when it is customarily offered to others having a similar relationship with the customer or supplier. If Employees have any doubts about a particular situation, they are encouraged to consult the Compliance Officer.

Employees may not give money or any gift to an executive, official or employee of any supplier, customer or any other organization if doing so would influence or could reasonably give the appearance of influencing the organization's relationship with the Company. Employees may, however, provide a gift of nominal value, such as small promotional items bearing the Company's name, if it is not prohibited by law or the other party's known business practices.

                            TOWER SEMICONDUCTOR LTD.
                                 CODE OF ETHICS


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4.   PERSONAL FINANCIAL INTERESTS

Employees should not have a financial interest in any organization that the Company does business with or competes with if that interest would give rise to, or would appear to give rise to, a conflict of interest with the Company. Such organizations include suppliers, competitors, customers, distributors and alliance companies. Financial interests in competitors usually will present a conflict of interest. However, investing in a fund whose investments are chosen by persons not related to the Employee, such as the fund managers or sponsors, is permitted.

To determine whether an improper interest exists, Employees should ask themselves the following questions:

     4.1. What is the extent of the competition or the nature of the relationship between the Company and the other company? If the other company is in more than one line of business, how significant is the part that competes with or supplies the Company?

     4.2. Given the nature of my job in the Company, could my actions as an Employee affect the value of my investment in the other company? Could my actions significantly enhance my investment, even if it is a relatively modest one?

     4.3. What is the size of my investment in relation to my salary and other family income, including income from other investments? Is it significant enough to cause me to take some action as an Employee to protect or enhance my investment?

A financial interest by an Employee is improper if the job, the amount of investment, or the particular company in which the investment was made could--when viewed objectively by another person--influence the actions of such Employee.

5.   CORPORATE OPPORTUNITY

Except as may be approved by the Board of Directors or a committee of independent directors, Employees are prohibited from (a) taking for themselves personally opportunities that belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company.

6.   CONFIDENTIALITY

All Employees must maintain the confidentiality of Confidential Information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Company or required by applicable laws, regulations or legal proceedings.

"Confidential Information" includes, but is not limited to, non-public information that is the property of the Company or has been entrusted to the Company by others. It should be noted that Confidential Information might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed. Whenever feasible, Employees should consult with the Company's Compliance Officer or Legal Department if they believe they have a legal obligation to disclose confidential information.

                            TOWER SEMICONDUCTOR LTD.
                                 CODE OF ETHICS


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7.   FAIR DEALING AND RESPECT

Each Employee is required to respect and deal fairly with the Company's customers, suppliers, competitors, shareholders, and Employees. No such person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. Illegal obtainment of proprietary information, misuse of trade secret information that was obtained without the owner's consent, or induction of such disclosures by past or present employees of other companies is prohibited.

8.   PROTECTIONS AND PROPER USE OF COMPANY ASSETS

All Employees should protect all Company Assets and ensure their efficient use. Theft, carelessness, and waste of Company Assets have a direct impact on the Company's profitability. All Company Assets should be used for legitimate business purposes and other purposes approved by management only. Company Assets may never be used for illegal purposes.

"Company Assets" include physical assets as well as proprietary information, such as intellectual property and confidential information.

9.   PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that the Company's filings with the U.S. Securities and Exchange Commission and the Israeli Securities Authority be accurate and timely. Depending on their respective positions with the Company, Employees may be called upon to provide information necessary to assure that the Company's public reports are complete, fair and understandable. The Company expects Employees to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

In addition, the Chief Executive Officer, Chief Financial Officer and other senior financial officers of the Company are principally responsible for full, fair, accurate, timely and understandable disclosure in the periodic and other reports required to be filed by the Company with the Securities and Exchange Commission, the Israeli Securities Authority, Nasdaq and the Tel Aviv Stock Exchange. Accordingly, it is the responsibility of the CEO, the CFO and each other senior financial officer to report any untrue statement of material fact and any omission of material fact of which he or she may become aware pertaining to information prepared by him or her or employees in his or her area(s) of responsibility that affect the disclosures made by the Company in its public filings

10.  BUSINESS RECORDS ACCURACY

The Company's policy is to comply with all financial reporting and accounting regulations applicable to the Company. While many Employees may not be familiar with accounting procedures, it is the responsibility of each Employee to make sure that every business record which he or she deals with is accurate, complete, and reliable.

                            TOWER SEMICONDUCTOR LTD.
                                 CODE OF ETHICS


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11.  REQUESTS FOR INFORMATION AND CONTACTS WITH THE PRESS, ANALYSTS AND OTHERS

The Company's activities are monitored closely by reporters and analysts. Employees should not initiate contact with these individuals or groups or respond to their inquiries without authorization as follows:

o    Reporters - Corporate Secretary

o    Securities Analysts - CFO

Similarly, if Employees receive a request for information on the Company from an attorney, investigator or law enforcement official or government officials or agencies, they should refer the request to the Legal Department.

In all contacts with these entities, as well as with other persons external to the Company, it is forbidden to discuss pricing and pricing policy, contract terms, costs, inventories, marketing and product plans, production plans and capabilities and any other proprietary or confidential information.

12.  REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Employees are encouraged to talk to supervisors, managers, the Compliance Officer or Legal Department about observed illegal or unethical behavior and accounting or auditing practices and about concerns, complaints or questions thereof. Any Employee who believes that a violation of this Code or other illegal or unethical conduct by any Employee has occurred or may occur, should promptly contact a supervisor, a corporate officer, or the Compliance Officer. When applicable, contact can also be made directly to the Audit Committee of the Board of Directors. Such reports may be made confidentially and onfidentiality will be protected, subject to applicable laws, regulations or legal proceedings.

13.  NO RETALIATION

The Company will not permit retaliation of any kind by or on behalf of the Company and its Employees against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

                            TOWER SEMICONDUCTOR LTD.
                                 CODE OF ETHICS


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                                     ANNEX A

The Company's Compliance Officer is Amir Harel, Vice President and Chief Financial Officer.

                            TOWER SEMICONDUCTOR LTD.
                                 CODE OF ETHICS


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